Contact

www.linkedin.com/in/ferdyadimefe (LinkedIn)
magiccarpet.studio/ (Company)

Top Skills

Integrated Marketing
Marketing Communications
Corporate Communications

Languages

English

Honors-Awards

Ford Foundation Outstanding 50, Nigeria.

Publications

You Can Do Better!
PULSE
The Real World Is Outside The Classroom

Ferdy Adimefe

Group CEO at Magic Carpet Studio HQ I Start-Up Builder I Producer Animation Films I Producer Of The Passport Of Mallam Ilia Movie

Lagos, Lagos State, Nigeria

Summary

I am a creative entrepreneur focused on animation, games and blockchain ecosystem. I lead one of Africa's most promising innovation storytelling company called studios called Magic Carpet, that specializes in developing authentic African stories. The studio is one of the leading animation and game development and metaverse studios in Africa playing a significant role in the development of the animation industry on the continent. The studio has been involved in scaling capacity building by creating a training and fellowship program for people interested in animation and game development.

I am big on harnessing emerging opportunities in media, entertainment and the technology space. He also founded Imaginarium Creative, which is a digital ecosystem and creative technology company focused on incubation and seed investment in early tech startups.

He is a Ford Foundation inductee selected by the foundation to create a blueprint for Nigeria’s next 50 years in 2010, and a recipient of The Future Awards: Nigeria’s best 100 and was inducted as a Guardian of The Future by President Goodluck Jonathan in 2014. He made it to the Most Influential People of African Descent (MIPAD) list of 100 most influential people in the global creative space in 2021. Ferdy serves on the board of the Slum to School Africa initiative, a non-profit organization aimed at improving access to education for children who live in hard-to-reach slums across Nigeria. He is a published author of the book “Pulse” and the soon to be released “The Creative Manifesto”.

His passion for faith led him to establish The Tribe Assembly, a community of believers dedicated to personal transformation, cultural renewal and societal reformation based in Lagos and Abuja

He holds a master's degree from the Pan-Atlantic University and a B.Sc, Human Anatomy from the University of Port Harcourt.

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Experience

Magic Carpet Studios
7 years 1 month

Founder/CEO
February 2017 - Present (7 years 1 month)
Lekki Peninsula, Lagos, Nigeria

CEO/Founder
February 2017 - Present (7 years 1 month)
Lagos, Nigeria

Imaginarium HQ
Founder/CEO
November 2014 - Present (9 years 4 months)
Lagos

Building technology solutions ranging from Fintech to Edu-tech, Investment management.
Product Development, Product growth and early stage funding
Content Development
VAS mobile solutions

Brand strategy + Management

CREATIVE NIGERIA PROJECT
Curator
May 2008 - Present (15 years 10 months)

As the curator of Interface we organize bi-monthly breakfast meetings hosting young an inspiring Nigeria's together with aspiring audience, as to create a forum for creative minds to network, build capacity and address common fears. We hope to bridge the gap between those with capital and those with creative ideas.

SMOOTH FM 98.1
Part-time News Analyst
November 2014 - February 2017 (2 years 4 months)
Lagos, Nigeria

2012

Century Group Nigeria

5 years 7 months

Head, Corporate Affairs Department

September 2013 - September 2015 (2 years 1 month)

Lagos

Research and Development Executive

March 2010 - 2014 (4 years)

Century Energy Services Limited

We are a leading industrial group operating
in the energy and non-energy sectors through
seven main subsidiaries.

In our company, we solve problems, enable
people and create value.

Our knowledge of the Oil & Gas industry is rich, deep and vast, with a
competent and efficient human capital numbering of over 1,000 across our
offices and vessels, state of the art technology and facilities, as well as cutting
edge resources available through our diverse international JV Partners-Bumi
Armada Berhad, Intrepid Global Group and Gunvor. We are established
in Floating, Production, Storage and Offloading (FPSO) projects, E and P,
Field Development & FPSO Solutions, Backup Support Services, Training/
Manpower Development, EPCI Services, O&M Services, Procurement, Marine
Services, Bunkering, Downstream Operations and Offshore Support Base.

We are committed to operational safety and excellence as deployed in the
delivery of our top of the range services to clients' requirements in a cost
effective manner, enhancing every process on the clients' value chain from
conception to completion with minimum downtime and maximum availability.

YNaija, Channels Television

TV Host of Rubbin' Minds

July 2012 - December 2012 (6 months)

Lagos

ADSTRAT BMC

BRAND CONSULTANT

December 2008 - June 2009 (7 months)

Develop PR stories/media campaign for clients, as to project their services and products to their target audience

Conceptualize advert and creative designs to meet clients media objectives

Established the first human development capital plan for clients, within the company

Carry out market research for clients

Evolve copies to be deployed as pay off lines

Develop strategy canvas for PR projection

Carry out daily media monitoring for clients, relative to competitor and industry trend.

Ensure that necessary corporate communications within staff are carried out in a timely manner

NNPC

JOB ANALYSIS AND STAFF MANNING OFFICE ASSITANT

NNPC
National Youth Service Corps
September 2007 - October 2008 (1 year 2 months)
Abuja, FCT

Human Resources

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Education

Pan-Atlantic University, SMC
M.Sc, Media and Communication · (2009 - 2010)

Institute of Development Administrators of Nigeria
Post Graduate Diploma, International Business · (2007 - 2008)

University of Port Harcourt, Nigeria
Bachelor of Science (B.Sc.), Human Anatomy · (2001 - 2006)